SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

March 30, 2017

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure:
Partner Communications reports fourth quarter and annual 2016 results

PARTNER COMMUNICATIONS REPORTS
FOURTH QUARTER AND ANNUAL 2016 RESULTS1

ADJUSTED EBITDA2 IN 2016 TOTALED NIS 834 MILLION

NET DEBT2 DECLINED TO NIS 1.53 BILLION

2016 Annual Highlights (compared with 2015)

•	Total Revenues: NIS 3,544 million (US$ 922 million), a decrease of 14%
•	Service Revenues: NIS 2,752 million (US$ 716 million), a decrease of 8%
•	Equipment Revenues: NIS 792 million (US$ 206 million), a decrease of 29%
•	Total Operating Expenses (OPEX)[2]: NIS 2,324 million (US$ 604 million), a decrease of 6%
•	Adjusted EBITDA: NIS 834 million (US$ 217 million), a decrease of 5%
•	Adjusted EBITDA Margin[2]: 24% of total revenues compared with 21%
•	Profit for the Year: NIS 52 million (US$ 14 million) compared with a loss of NIS 40 million, an increase of NIS 92 million
•	Profit for the Year compared with Profit for the Year before the impact of impairment charge for 2015: NIS 52 million (US$ 14 million), an increase of NIS 20 million or 62%
•	Net Debt: NIS 1,526 million (US$ 397 million), a decrease of NIS 649 million
•	Adjusted Free Cash Flow (before interest)[2]: NIS 758 million (US$ 197 million), an increase of 34%
•	Cellular ARPU: NIS 65 (US$ 17), a decrease of 6%
•	Cellular Subscriber Base: approximately 2.69 million at year-end, a decrease of 1%

Fourth quarter 2016 highlights (compared with fourth quarter 2015)

•	Total Revenues: NIS 821 million (US$ 214 million), a decrease of 18%
•	Service Revenues: NIS 652 million (US$ 170 million), a decrease of 9%
•	Equipment Revenues: NIS 169 million (US$ 44 million), a decrease of 42%
•	Total Operating Expenses (OPEX): NIS 570 million (US$ 148 million), a decrease of 6%
•	Adjusted EBITDA: NIS 164 million (US$ 43 million), a decrease of 24%
•	Adjusted EBITDA Margin: 20% of total revenues compared with 22%
•	Loss for the Period: NIS 7 million (US$ 2 million), a decrease in loss of 89%
•	Loss for the Period compared with Profit before the impact of impairment charge for the Period for Q4 2015: NIS 7 million (US$ 2 million), a decrease in profit of NIS 14 million

1 The quarterly financial results are unaudited. See also the Company’s 2016 audited annual report which will be attached to the Company's 2016 Annual
   Report (20-F) to be filed with the SEC.
2  For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.

•	Net Debt: NIS 1,526 million (US$ 397 million), a decrease of NIS 649 million
•	Adjusted Free Cash Flow (before interest): NIS 269 million (US$ 70 million), an increase of 17%
•	Cellular ARPU: NIS 62 (US$ 16), a decrease of 7%
•	Cellular Subscriber Base: approximately 2.69 million at quarter-end, a decrease of 1%

Rosh Ha’ayin, Israel, March 30, 2017 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today its results for the quarter and year ended December 31, 2016.

Commenting on the fourth quarter and annual 2016 results, Mr. Isaac Benbenisti, CEO of Partner noted:

"In 2016, the Post-Paid cellular subscriber base increased by 85 thousand subscribers compared with an increase of 24 thousand subscribers in 2015, and the churn rate continued to decline. At the end of 2016, Post-Paid subscribers accounted for 83% of the Company's cellular subscriber base.

During the last year, we embarked on a new path as a comprehensive communications group with the launch of the Company's new brand, we strengthened the working relationship with our employees with the signing of a collective employment agreement which includes improved terms for the employees, we expanded our service platforms, and added digital solutions to improve transparency and information availability for the customer.

In the cellular segment, Partner continues to lead in the Israeli market with an advanced network and the widest 4G coverage. We continue to implement advanced technologies in our core network which offers differentiation, such as Wifi Calling technology, which enables cellular calls over the wireless internet, thus further increasing our coverage. In February 2017, we launched the first "Internet of Things" (IoT) network in Israel, "IoT Pro", which provides real value to the Israeli consumer, both private and business, in the ability to adopt advanced technologies in a more secure, quick and efficient manner. Worldwide, only a handful of companies have launched a dedicated advanced IoT network, and we are proud to be one of them. The regulator needs to understand that we are at the beginning of a global revolution in this field, in particular due to the future adoption of fifth generation technologies (5G).

In addition, in the past year we created a technological and operational base for two strategic Company projects for the coming years; Partner’s TV project and the deployment of an independent fiber-optic based fixed-line infrastructure. These projects are expected to create new growth engines for the Company, diversify our revenue streams, and enable us to offer a full communications offerings over our own independent and advanced infrastructure.

The TV project, which will be launched in the coming months, will be based on the Android TV operating system, which has been chosen by leading content suppliers worldwide. Partner's operating system will allow our TV customers to enjoy the benefits of a wide range of content with an advanced interface adapted for the Israeli viewer.

In fixed-line services, we continued to proceed with the deployment of our fiber-optic based fixed-line infrastructure and to work with the various planning authorities. This network will enable us to supply private customers with internet speeds of up to 1Gb using the most advanced technologies. The future progress of the project will depend, among other things, on the regulator's assistance and the steps that it will take to ensure we will not be blocked in establishing a new and advanced infrastructure.

Creating an alternative to the monopoly and duopolies that currently dominate the fixed-line and multi-channel TV markets in Israel will benefit consumers. In addition, advances in areas such as IoT, connected cars, advanced health technologies, security, finance, transportation and more, depend on the development of communication infrastructures. Therefore it is in the interest of the regulator, the consumer and the entire communications market to support and enable the entry of new players to these areas through the development of advanced infrastructures, thereby creating real, improved and more advanced alternatives."

Mr. Ziv Leitman, Partner's Chief Financial Officer, commented on the fourth quarter results of 2016 as compared to the third quarter results of 2016:

“During the fourth quarter of 2016, cellular service revenues decreased by 6%, mainly reflecting a decrease in seasonal roaming revenues, as well as the continued price erosion of cellular service revenues at a rate similar to that in the previous two quarters, as a result of the ongoing strong competition. As a result, cellular ARPU totaled NIS 62 in the fourth quarter 2016 compared with NIS 66 in the previous quarter.

The churn rate for cellular subscribers was 9.4% in the fourth quarter of 2016 compared to 9.7% in the previous quarter and 11.1% in the fourth quarter of 2015, with the decrease being fully explained by the decrease in the Post-Paid subscriber churn.

Revenues from equipment sales in the fourth quarter of 2016 increased by NIS 18 million compared with the previous quarter, while gross profit from equipment sales decreased by NIS 10 million. The decrease in profitability was mainly related to the tightening of the Company's customer credit policy, and a change in the product mix.

Total operating expenses (OPEX) were unchanged from the third quarter of 2016, totaling NIS 570 million, including the one-time expense of the employee retirement plan in an amount of approximately NIS 12 million as well as a one-time expense of approximately NIS 7 million relating to the early termination of an operating lease, being offset by a decrease in network-related operating expenses, international telephony and interconnect expenses.

Adjusted EBITDA in the fourth quarter of 2016 decreased by NIS 56 million, or 25%, compared with the previous quarter, mainly reflecting the decrease in service revenues and in gross profit from equipment sales.

Finance costs, net, totaled NIS 23 million in the reported quarter, a decrease of NIS 7 million compared to the previous quarter, reflecting lower CPI linkage costs resulting from the decrease in the CPI level.

Overall, the Company recorded a loss for the fourth quarter of 2016 of NIS 7 million compared with a profit of NIS 19 million in the previous quarter, largely reflecting the reduction in Adjusted EBITDA, partially offset by a decrease in income tax expenses and finance costs, net.

Cash capital expenditures (CAPEX payments) in the fourth quarter of 2016 totaled NIS 47 million compared to NIS 44 million in the previous quarter, an increase of 7%.

Adjusted free cash flow (before interest payments) in the reported quarter totaled NIS 269 million, compared with NIS 215 million in the previous quarter. The increase in adjusted free cash flow primarily reflected the final payment of the NIS 250 million lump sum from HOT Mobile, in an amount of NIS 180 million, compared with their previous payment of NIS 35 million in the third quarter of 2016. The impact of this payment was partially offset primarily by an increase in other operating working capital items and by the decrease in profit.

In December 2016, following the deferred loan agreement from May 2014, the Company received a loan from a group of institutional corporations in the principal amount of NIS 250 million. The loan will bear unlinked interest and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2017.

As of December 31, 2016, net debt amounted to approximately NIS 1.53 billion (total short and long term debt and current maturities of NIS 2.70 billion less cash and cash equivalents and short term deposits of NIS 1.17 billion). In 2016 as a whole, net debt declined by NIS 649 million, largely a result of the positive adjusted free cash flow (after interest payments).”

Key Financial Results

NIS MILLION (except EPS)	2012	2013	2014	2015 [3]	2016
Revenues	5,572	4,519	4,400	4,111	3,544
Cost of revenues	4,031	3,510	3,419	3,472	2,924
Gross profit	1,541	1,009	981	639	620
S,G&A	787	679	631	640	689
Income with respect to settlement agreement with Orange				61	217
Other income	111	79	50	47	45
Operating profit	865	409	400	107	193
Finance costs, net	234	211	159	143	105
Income tax expenses	153	63	79	4	36
Profit (loss) for the year	478	135	162	(40)	52
Earnings (loss) per share (basic, NIS)	3.07	0.87	1.04	(0.26)	0.33

NIS MILLION (except EPS)	Q4’15 [3]	Q1’16	Q2’16	Q3’16	Q4’16
Revenues	1,007	977	897	849	821
Cost of revenues	928	797	730	691	706
Gross profit	79	180	167	158	115
S,G&A	175	194	166	158	171
Income with respect to settlement agreement with Orange	38	54	54	55	54
Other income	10	14	12	9	10
Operating profit (loss)	(48)	54	67	64	8
Finance costs, net	39	24	28	30	23
Income tax expenses (income)	(22)	16	13	15	(8)
Profit (loss) for the period	(65)	14	26	19	(7)
Earnings (loss) per share (basic, NIS)	(0.42)	0.09	0.17	0.12	(0.04)

NIS MILLION (except EPS)	Q4'16	Q4'15[3]	% Change
Revenues	821	1,007	-18%
Cost of revenues	706	928	-24%
Gross profit	115	79	+46%
Operating profit (loss)	8	(48)	N/A
Profit (loss) for the period	(7)	(65)	-89%
Earnings (loss) per share (basic, NIS)	(0.04)	(0.42)	-90%
Adjusted Free cash flow (before interest)	269	230	+17%

3 In Q4 2015, the Company recorded an impairment charge on its fixed-line assets which reduced operating profit by NIS 98 million and profit by NIS 72 million in 2015.

Key Operating Indicators

	2012	2013	2014	2015	2016
Adjusted EBITDA (NIS million)	1,602	1,114	1,096	876	834
Adjusted EBITDA (as a % of total revenues)	29%	25%	25%	21%	24%
Adjusted Free Cash Flow (NIS millions)	1,234	1,041	520	566	758
Cellular Subscribers (end of period, thousands)	2,976	2,956	2,837	2,718	2,686
Estimated Cellular Market Share (%)	29%	29%	28%	27%	26%
Annual Cellular Churn Rate (%)	38%	39%	47%	46%	40%
Average Monthly Revenue per Cellular Subscriber (ARPU) (NIS)	97	83	75	69	65

	Q4'16	Q4'15	Change
Adjusted EBITDA (NIS million)	164	217	-24%
Adjusted EBITDA (as a % of total revenues)	20%	22%	-2
Cellular Subscribers (end of period, thousands)	2,686	2,718	-32
Quarterly Cellular Churn Rate (%)	9.4%	11.1%	-1.7
Monthly Average Revenue per Cellular User (ARPU) (NIS)	62	67	-5

Partner Consolidated Results (excluding impact of impairment charges*)

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	2016	2015	Change %	2016	2015	Change %	2016	2015	2016	2015	Change %
Total Revenues	2,828	3,348	-16%	929	974	-5%	(213)	(211)	3,544	4,111	-14%
Service Revenues	2,099	2,297	-9%	866	906	-4%	(213)	(211)	2,752	2,992	-8%
Equipment Revenues	729	1,051	-31%	63	68	-7%	-	-	792	1,119	-29%
Operating Profit	68	72	-6%	125	133	-6%	-	-	193	205	-6%
Adjusted EBITDA	562	597	-6%	272	279	-3%	-	-	834	876	-5%

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q4'16	Q4'15	Change %	Q4'16	Q4'15	Change %	Q4'16	Q4'15	Q4'16	Q4'15	Change %
Total Revenues	656	819	-20%	216	245	-12%	(51)	(57)	821	1,007	-18%
Service Revenues	498	550	-9%	205	223	-8%	(51)	(57)	652	716	-9%
Equipment Revenues	158	269	-41%	11	22	-50%	-	-	169	291	-42%
Operating Profit (loss)	(10)	22	N/A	18	28	-36%	-	-	8	50	-84%
Adjusted EBITDA	109	152	-28%	55	65	-15%	-	-	164	217	-24%
* Exclude impact of impairment charges of NIS 98 million on fixed-line segment operating profit in Q4 2015.

Financial Review

In 2016, total revenues were NIS 3,544 million (US$ 922 million), a decrease of 14% from NIS 4,111 million in 2015.

Annual service revenues in 2016 totaled NIS 2,752 million (US$ 716 million), a decrease of 8% from NIS 2,992 million in 2015.

Service revenues for the cellular segment in 2016 totaled NIS 2,099 million (US$ 546 million), a decrease of 9% from NIS 2,297 million in 2015.  The decrease was mainly a result of the continued downward pressures on the prices of post-paid and pre-paid cellular services as a result of the continued competition in the cellular market. As an illustration of the continued fierce competition in the cellular market, approximately 2.3 million cellular subscribers are estimated to have switched operators within the Israeli market (with number porting) in 2016, only slightly fewer than the estimated 2.5 million switchers in 2014 and 2015. Price erosion was also caused by the significant amount of cellular subscribers who moved between different rate plans or packages (generally with a lower monthly fee) within the Company.

In addition, cellular segment service revenues were negatively affected by a decrease in revenues from wholesale services provided to other operators hosted on the Company’s network, and in particular as a result of termination of the Right of Use Agreement with HOT Mobile from the second quarter of 2016, as a result of which revenues recorded related to the Right of Use Agreement decreased from approximately NIS 120 million in 2015 to approximately NIS 51 million in 2016. This decrease was partially offset by the revenue recognition of the Lump Sum payment from HOT Mobile under the Network Sharing Agreement in an amount of approximately NIS 23 million in 2016.

Pre-Paid cellular subscribers contributed service revenues in a total amount of approximately NIS 180 million (US$ 47 million) in 2016, a decrease of 22% from approximately NIS 230 million in 2015, as a result of the price erosion in pre-paid services and the decrease in the number of Pre-Paid subscribers, which was largely attributed to Pre-Paid subscribers moving to Post-Paid subscriber packages as a result of the significant price difference of these products, as well as to increased competition for Pre-Paid subscribers.

Service revenues for the fixed-line segment in 2016 totaled NIS 866 million (US$ 225 million), a decrease of 4% from NIS 906 million in 2015. The decrease mainly reflected a decrease in revenues from international calls (including in the market for wholesale international traffic) as well as decreases in revenues from other fixed-line services including local lines and ISP services.

For Q4 2016, total revenues were NIS 821 million (US$ 214 million), a decrease of 18% from NIS 1,007 million in Q4 2015. Service revenues in Q4 2016 totaled NIS 652 million (US$ 170 million), a decrease of 9% from NIS 716 million in Q4 2015. Service revenues for the cellular segment in Q4 2016 totaled NIS 498 million (US$ 130 million), a decrease of 9% from NIS 550 million in Q4 2015. The decrease resulted from the same reasons as described with respect to the annual decrease. Service revenues for the fixed-line segment in Q4 2016 totaled NIS 205 million (US$ 53 million), a decrease of 8% from NIS 223 million in Q4 2015, the decrease reflecting lower revenues in a number of different fixed-line services.

Equipment revenues in 2016 totaled NIS 792 million (US$ 206 million), a decrease of 29% from NIS 1,119 million in 2015, largely reflecting a decrease in the volume of equipment sales, mainly related to the tightening of the Company’s customer credit policy.

Gross profit from equipment sales in 2016 was NIS 144 million (US$ 37 million), compared with NIS 239 million in 2015, a decrease of 40%, reflecting both the decrease in the volume of equipment sales, as described above, and lower profit margins from sales which was also largely due to the tightening of the Company’s customer credit policy, as well as to a change in product mix towards products with lower profit margins.

Equipment revenues in Q4 2016 totaled NIS 169 million (US$ 44 million), a decrease of 42% from NIS 291 million in Q4 2015, again largely reflecting a decrease in the volume of equipment sales.

Gross profit from equipment sales in Q4 2016 was NIS 18 million (US$ 5 million), compared with NIS 61 million in Q4 2015, a decrease of 70%, again reflecting both the decrease in the volume of equipment sales and lower profit margins from sales.

Total operating expenses (‘OPEX’) totaled NIS 2,324 million (US$ 604 million) in 2016, a decrease of 6% or NIS 139 million from 2015. The decrease mainly reflected decreases in expenses related to the cellular network following the implementation of the cost sharing mechanism under the Network Sharing Agreement with HOT Mobile, in expenses related to payments to communication and content providers, and in other expense items reflecting the impact of various efficiency measures undertaken, including a reduction in payroll and related expenses resulting from the reduction in the size of the Company workforce by approximately 14% on an average basis (average of workforce at beginning and end of year). These decreases were partially offset by increases in expenses related to the rebranding of the Company, as well as an increase in bad debts and allowance for doubtful accounts expenses.

Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), OPEX in 2016 decreased by 8% compared with 2015, mainly for the same reasons as explained above, in addition to the impact of the impairment charges of NIS 98 million which were recorded in 2015.

For Q4 2016, OPEX totaled NIS 570 million (US$ 148 million), a decrease of 6% or NIS 38 million from Q4 2015. The decrease mainly reflected a decrease in expenses related to the cellular network following the implementation of the cost sharing mechanism under the Network Sharing Agreement with HOT Mobile and in expenses related to payments to communication and content providers. These decreases were partially offset by the one-time expense of the new collective employment agreement in an amount of approximately NIS 12 million and a one-time expense of approximately NIS 7 million relating to the early termination of an operating lease. Including depreciation and amortization expenses and impairment charges and other expenses (mainly amortization of employee share based compensation), OPEX in Q4 2016 decreased by 17% compared with Q4 2015, mainly reflecting the impact of the impairment charges totaling NIS 98 million which were recorded in Q4 2015.

In 2016, the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 217 million (US$ 56 million) compared with NIS 61 million recorded in 2015.

The recognition of the advance payments received from Orange will cease from the third quarter of 2017. Therefore the recognition of the advance payments in 2017 will be limited to an amount of NIS 108 million.

Other income, net, totaled NIS 45 million (US$ 12 million) in 2016, compared to NIS 47 million in 2015, a decrease of 4%, mainly reflecting a decrease in income from the unwinding of trade receivables.

Operating profit for 2016 was NIS 193 million (US$ 50 million), an increase of 80% compared with NIS 107 million in 2015. Compared with operating profit before the impact of the impairment charges in 2015, operating profit in 2016 decreased by 6%.

For Q4 2016, operating profit was NIS 8 million (US$ 2 million), compared with operating loss of NIS 48 million in Q4 2015. Compared with operating profit before the impact of the impairment charges in Q4 2015, operating profit in Q4 2016 decreased by 84%.

Adjusted EBITDA in 2016 totaled NIS 834 million (US$ 217 million), a decrease of 5% from NIS 876 million in 2015. As a percentage of total revenues, Adjusted EBITDA in 2016 was 24% compared with 21% in 2015.

Adjusted EBITDA for the cellular segment was NIS 562 million (US$ 146 million), in 2016, a decrease of 6% from NIS 597 million in 2015, reflecting the impact of the decreases in service revenues and in gross profit from equipment sales, partially offset by a reduction in total operating expenses and the increase in income with respect to the settlement agreement with Orange. As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment in 2016 was 20% compared with 18% in 2015.

Adjusted EBITDA for the fixed-line segment was NIS 272 million (US$ 71 million) in 2016, a decrease of 3% from NIS 279 million in 2015, mainly reflecting the impact of the decreases in service revenues and in gross profit from equipment sales, partially offset by a reduction in total operating expenses. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment in 2016 was 29%, unchanged from 2015.

For Q4 2016, Adjusted EBITDA totaled NIS 164 million (US$ 43 million), a decrease of 24% from NIS 217 million in Q4 2015. Adjusted EBITDA for the cellular segment was NIS 109 million (US$ 28 million) in Q4 2016, a decrease of 28% from NIS 152 million in Q4 2015. As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment in Q4 2016 was 17% compared with 19% in Q4 2015. Adjusted EBITDA for the fixed-line segment was NIS 55 million (US$ 14 million) in Q4 2016, a decrease of 15% from NIS 65 million in Q4 2015. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment in Q4 2016 was 25% compared with 27% in Q4 2015.

Finance costs, net in 2016 were NIS 105 million (US$ 27 million), a decrease of 27% compared with NIS 143 million in 2015. The decrease reflected lower interest payment expenses due to the lower average level of debt, as well as gains from foreign exchange movements in 2016 compared with losses from foreign exchange movements in 2015 and lower early debt repayment expenses, which were partially offset by higher linkage expenses due to the higher CPI level.

For Q4 2016, finance costs, net were NIS 23 million (US$ 6 million), a decrease of 41% compared with NIS 39 million in Q4 2015. The decrease mainly reflected the early repayment fees for loans which were recorded in Q4 2015 in an amount of NIS 13 million, as well as lower interest expenses as a result of the lower average level of debt, partially offset by higher CPI linkage expenses.

Income taxes for 2016 were NIS 36 million (US$ 9 million), compared with NIS 4 million in 2015. In January 2016, the Law for the Amendment of the Income Tax Ordinance (No. 216) was published, enacting a reduction of corporate tax rate, from 26.5% to 25%, for the years 2016 and thereafter. In addition, in December 2016, the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Year) 2016 was published, enacting that the corporate tax rate will be 24% in 2017 and 23% in 2018 and thereafter. These reductions of the corporate tax rate resulted in a reduction of NIS 7 million in the Group's deferred tax assets in 2016, which was recognized as an income tax expense.

The Company’s effective tax rate is expected to continue to be higher than the corporate tax rate mainly due to nondeductible expenses.

Overall, the company's profit in 2016 was NIS 52 million (US$ 14 million), compared with a loss of NIS 40 million in 2015. Compared with profit excluding the impact of the impairment charges in 2015, profit in 2016 increased by 62%.

For Q4 2016, reported loss was NIS 7 million (US$ 2 million), a decrease of 89% compared with a loss of NIS 65 million in Q4 2015 and a decrease in profit of NIS 14 million compared with profit before the impact of the impairment charges, of NIS 7 million in Q4 2015.

Based on the weighted average number of shares outstanding during 2016, basic earnings per share or ADS, was NIS 0.33 (US$ 0.09), compared to basic loss per share of NIS 0.26 in 2015.

For Q4 2016, based on the weighted average number of shares outstanding during Q4 2016, basic loss per share or ADS, was NIS 0.04 (US$ 0.01), compared to basic loss per share of NIS 0.42 in Q4 2015.

Cellular Segment Operational Review

At the end of 2016, the Company's cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.69 million including approximately 2.24 million Post-Paid subscribers or 83% of the base, and approximately 445,000 Pre-Paid subscribers, or 17% of the subscriber base.

Over 2016, the cellular subscriber base declined by approximately 32,000. The Pre-Paid subscriber base decreased by approximately 117,000, while the Post-Paid subscriber base increased by approximately 85,000. The decrease in the Pre-Paid subscriber base was largely attributed to the Pre-Paid subscribers moving to Post-Paid subscriber packages as a result of the significant price difference of these products, as well as to increased competition for Pre-Paid subscribers.

The annual churn rate for cellular subscribers in 2016 was 40%, a decrease of 6 percentage points compared with 46% in 2015, and 47% in 2014.

Total cellular market share (based on the number of subscribers) at the end of 2016 was estimated to be approximately 26%, similar to 2015 year-end.

During Q4 2016, the cellular subscriber base declined by approximately 7,000 subscribers, with the Post-Paid subscriber base increasing by approximately 26,000 subscribers and the Pre-Paid subscriber base declining by approximately 33,000 subscribers.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in 2016 was NIS 65 (US$ 17), a decrease of 6% from NIS 69 in 2015. The decrease mainly reflected the continued price erosion in the key cellular services including airtime, content, data and browsing, due to the persistent competition in the cellular market, as well as a decrease in revenues from wholesale services provided to other operators hosted on the Company’s network and in particular as a result of termination of the Right of Use Agreement with HOT Mobile from the second quarter of 2016.

For Q4 2016, ARPU for cellular subscribers was NIS 62 (US$ 16), a decrease of 7% from NIS 67 in Q4 2015, largely for the same reasons as the annual decrease in ARPU.

Funding and Investing Review

In 2016, Adjusted Free Cash Flow totaled NIS 758 million (US$ 197 million), an increase of 34% from NIS 566 million in 2015.

Cash generated from operations increased by 2% to NIS 945 million (US$ 245 million) in 2016 from NIS 922 million in 2015. The increase mainly reflected the significant decrease in operating assets, which was mainly explained by the significant decrease in the volume of equipment sales under long-term payment plans in 2016 compared with in 2015. In addition, the increase reflected the payment by HOT Mobile in 2016 of the lump sum of NIS 250 million under the Network Sharing Agreement. These two factors were partially offset by the payment in 2015 of €90 million received from Orange as part of the settlement agreement of the Orange brand agreement, and by the decrease in Adjusted EBITDA excluding the recorded income with respect to the settlement agreement of the Orange brand agreement.

Cash capital expenditures (CAPEX payments), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 196 million (US$ 51 million) in 2016, a decrease of 45% from NIS 359 million in 2015. On an accrual basis, additions to property and equipment and to intangible assets totaled NIS 202 million (US$ 53 million), a decrease of 25% compared with NIS 271 million in 2015, which included a one-time payment to the Ministry of Communications for the 4G frequencies in the amount of NIS 34 million.

For Q4 2016, Adjusted Free Cash Flow, totaled NIS 269 million (US$ 70 million), an increase of 17% from NIS 230 million in Q4 2015. Cash generated from operations increased by 10% to NIS 313 million (US$ 81 million) in Q4 2016 from NIS 285 million in Q4 2015. The increase mainly reflected the decrease in operating assets and the final payment of NIS 180 million by HOT Mobile as part of the lump sum under the Network Sharing Agreement. These two factors were partially offset by the payment in Q4 2015 of €50 million received from Orange as part of the settlement agreement of the Orange brand agreement, and by the decrease in Adjusted EBITDA excluding the recorded income with respect to the settlement agreement of the Orange brand agreement. Cash capital expenditures (CAPEX payments) were NIS 47 million (US$ 12 million) in Q4 2016, a decrease of 16% from NIS 56 million in Q4 2015.

The level of Net debt at the end of 2016 amounted to NIS 1,526 million (US$ 397 million), compared with NIS 2,175 million at the end of 2015.

Conference Call Details

Partner will hold a conference call on Thursday, March 30, 2017 at 10.00AM Eastern Time / 5.00PM Israel Time.

To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):

International: +972.3.918.0610
North America toll-free: +1.888.668.9141

A live webcast of the call will also be available on Partner's Investors Relations website at: www.partner.co.il/en/Investors-Relations/lobby/

If you are unavailable to join live, the replay of the call will be available from March 30, 2017 until April 9, 2017, at the following numbers:

International: +972.3.925.5930
North America toll-free: +1.888.782.4291

In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Specific statements have been made regarding the future entry of cellular networks worldwide into fifth generation (5G), the Company’s strategic projects for the coming years, that are intended to diversify our revenue streams for the Company and to enable us to offer our customers a full communications offering through an independent and advanced infrastructure; the operating system that we expect to provide to our customers in the future TV project; the dependency of the Company's fiber optic based infrastructure project, among others, on the regulator's assistance and steps that the regulator will take to ensure we will not be blocked in establishing our new and advanced network; the developments in the IoT fields that depend on development of the communications infrastructures; and the expected decrease of the Israeli corporate tax rate and its impact on the Company's effective tax rate. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including (i) technological, technical or other difficulties that might delay or block the Company from establishing independent communication infrastructure; (ii) lack of receipt of the regulator's assistance in developing the infrastructures in the communications market and assistance in creating a true and better alternative for the consumer in light of the competitors that currently control the market and (iii) whether the Company will have the financial resources and commercial strategies which allow it to successfully achieve its strategic Company projects. The future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section, “Use of Non-GAAP Financial Measures”.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at December 31, 2016: US $1.00 equals NIS 3.845. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures

The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA* Adjusted EBITDA margin (%)
Adjusted EBITDA:
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges), Other expenses (mainly amortization of share based compensation)

Adjusted EBITDA margin (%):
Adjusted EBITDA
divided by
Total revenues
Profit (Loss)
Adjusted Free Cash Flow**	Adjusted Free Cash Flow: Cash flows from operating activities deduct Cash flows from investing activities add Short-term investment in deposits	Cash flows from operating activities deduct Cash flows from investing activities
Total Operating Expenses (OPEX)
Total Operating Expenses:
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses
Net Debt	Net Debt: Current maturities of notes payable and borrowings add Notes payable add Borrowings from banks and others deduct Cash and cash equivalents deduct Short-term deposits	Sum of: Current maturities of notes payable and borrowings, Notes payable, Borrowings from banks and others
* Adjusted EBITDA is fully comparable with EBITDA measure which was provided in reports for prior periods.
**Adjusted Free Cash Flow measure is fully comparable to Free Cash Flow measure which was provided in reports for prior periods.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. dollars
	December 31,
	2015	2016	2016
	In millions
CURRENT ASSETS
Cash and cash equivalents	926	716	186
Short-term deposits		452	118
Trade receivables	1,057	990	257
Other receivables and prepaid expenses	47	57	15
Deferred expenses – right of use	33	28	7
Inventories	120	96	25
Income tax receivable	2
	2,185	2,339	608

NON CURRENT ASSETS
Trade receivables	492	333	87
Deferred expenses – right of use	20	75	20
Property and equipment	1,414	1,207	314
Licenses and other intangible assets	956	793	206
Goodwill	407	407	106
Deferred income tax asset	49	41	10
Prepaid expenses and other	3	2	1
	3,341	2,858	744

TOTAL ASSETS	5,526	5,197	1,352

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. dollars
	December 31,
	2015	2016	2016
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	554	498	130
Trade payables	715	681	177
Payables in respect of employees	77	101	26
Other payables (mainly institutions)	45	28	7
Income tax payable	52	45	12
Deferred income with respect to settlement
agreement with Orange	217	108	28
Deferred revenues from HOT mobile		31	8
Other deferred revenues	28	38	10
Provisions	77	77	20
	1,765	1,607	418

NON CURRENT LIABILITIES
Notes payable	1,190	646	168
Borrowings from banks and others	1,357	1,550	403
Liability for employee rights upon retirement, net	34	39	10
Dismantling and restoring sites obligation	36	35	9
Deferred income with respect to settlement
agreement with Orange	108
Deferred revenues from HOT mobile		195	51
Other non-current liabilities	16	14	4
	2,741	2,479	645

TOTAL LIABILITIES	4,506	4,086	1,063

EQUITY
Share capital – ordinary shares of NIS 0.01 par value: authorized – December 31, 2015 and 2016 – 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2015 – *156,087,456 shares
December 31, 2016 – *156,993,337 shares
Capital surplus	1,102	1,034	269
Accumulated retained earnings	267	358	93
Treasury shares, at cost – December 31, 2015 – **4,461,975 shares December 31, 2016 – **3,603,578 shares	(351)	(283)	(74)
TOTAL EQUITY	1,020	1,111	289
TOTAL LIABILITIES AND EQUITY	5,526	5,197	1,352

*	Net of treasury shares.
**
Including restricted shares in amount of 2,061,201 and 2,911,806 as of December 31, 2016 and December 31, 2015, respectively, held by trustee under the Company's Equity Incentive Plan, such shares will become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli Shekels			Convenience translation into U.S. dollars
	Year ended December 31
	2014	2015	2016	2016
	In millions (except earnings per share)
Revenues, net	4,400	4,111	3,544	922
Cost of revenues	3,419	3,472	2,924	760
Gross profit	981	639	620	162

Selling and marketing expenses	438	417	426	111
General and administrative expenses	193	223	263	68
Income with respect to settlement
agreement with Orange		61	217	56
Other income, net	50	47	45	12
Operating profit	400	107	193	51
Finance income	3	13	13	3
Finance expenses	162	156	118	31
Finance costs, net	159	143	105	28
Profit (loss) before income tax	241	(36)	88	23
Income tax expenses	79	4	36	9
Profit (loss) for the year	162	(40)	52	14

Earnings (loss) per share
Basic	1.04	(0.26)	0.33	0.09
Diluted	1.04	(0.26)	0.33	0.09

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	New Israeli Shekels			Convenience translation into U.S. dollars
	Year ended December 31
	2014	2015	2016	2016
	In millions
Profit (loss) for the year	162	(40)	52	14
Other comprehensive income (loss), items
that will not be reclassified to profit or loss
Remeasurements of post-employment benefit obligations	(9)	5	(8)	(2)
Income taxes relating to remeasurements of post-employment benefit obligations	2	(1)	2	*
Other comprehensive income (loss) for the year, net of income taxes	(7)	4	(6)	(2)

TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	155	(36)	46	12

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2016
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	2,080	672		2,752
Inter-segment revenue - Services	19	194	(213)
Segment revenue - Equipment	729	63		792
Total revenues	2,828	929	(213)	3,544

Segment cost of revenues - Services	1,659	617		2,276
Inter-segment cost of revenues- Services	192	21	(213)
Segment cost of revenues - Equipment	596	52		648
Cost of revenues	2,447	690	(213)	2,924
Gross profit	381	239		620

Operating expenses (3)	571	118		689
Income with respect to settlement agreement with Orange	217			217
Other income, net	41	4		45
Operating profit	68	125		193
Adjustments to presentation of Segment Adjusted EBITDA
–Depreciation and amortization	447	148		595
–Other (1)	47	(1)		46
Segment Adjusted EBITDA (2)	562	272		834

Reconciliation of profit for the year to Adjusted EBITDA
Profit for the year				52
- Depreciation and amortization				595
- Finance costs, net				105
- Income tax expenses				36
- Other (1)				46
Adjusted EBITDA (2)				834

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2015
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	2,275	717		2,992
Inter-segment revenue - Services	22	189	(211)
Segment revenue - Equipment	1,051	68		1,119
Total revenues	3,348	974	(211)	4,111

Segment cost of revenues - Services	1,856	736		2,592
Inter-segment cost of revenues- Services	187	24	(211)
Segment cost of revenues - Equipment	832	48		880
Cost of revenues	2,875	808	(211)	3,472
Gross profit	473	166		639

Operating expenses (3)	506	134		640
Income with respect to settlement agreement with Orange	61			61
Other income, net	44	3		47
Operating profit	72	35		107
Adjustments to presentation of Segment Adjusted EBITDA
–Depreciation and amortization (including impairment charges)	510	243		753
–Other (1)	15	1		16
Segment Adjusted EBITDA (2)	597	279		876

Reconciliation of loss for the year to Adjusted EBITDA
Loss for the year				(40)
- Depreciation and amortization (including impairment charges)				753
- Finance costs, net				143
- Income tax expenses				4
- Other (1)				16
Adjusted EBITDA (2)				876

(1)	Mainly amortization of employee share based compensation.
(2)
Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges; it is fully comparable to EBITDA information which has been previously provided for prior periods.

(3)	Operating expenses include selling and marketing expenses and general and administrative expenses.

  PARTNER COMMUNICATIONS COMPANY LTD.

   (An Israeli Corporation)

   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels				Convenience translation into U.S. dollars
	12 month period ended December 31,		3 month period ended December 31		12 month period ended December 31,	3 month period ended December 31,
	2015	2016	2015	2016	2016	2016
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	955	975	287	323	253	84
Income tax paid	(33)	(30)	(2)	(10)	(8)	(3)
Net cash provided by operating activities	922	945	285	313	245	81

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(216)	(127)	(37)	(30)	(33)	(8)
Acquisition of intangible assets	(143)	(69)	(19)	(17)	(18)	(4)
Short-term investment in deposits		(452)		(452)	(118)	(118)
Interest received	3	2	1		1
Proceeds from sale of property and equipment	1	7	1	3	2	1
Investment in PHI	(1)		(1)
Proceeds from (repayment of) derivative financial instruments, net	*	*	*		*
Net cash used in investing activities	(356)	(639)	(55)	(496)	(166)	(129)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	*	*	*		*
Interest paid	(137)	(108)	(58)	(28)	(28)	(7)
Repayment of current borrowings				(52)		(14)
Non-current borrowings received	675	250		250	65	65
Repayment of non-current borrowings	(533)	(15)	(356)	(4)	(4)	(1)
Repayment of notes payables	(308)	(643)	(308)	(408)	(167)	(106)
Net cash used in financing activities	(303)	(516)	(722)	(242)	(134)	(63)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	263	(210)	(492)	(425)	(55)	(111)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	663	926	1,418	1,141	241	297

CASH AND CASH EQUIVALENTS AT END OF PERIOD	926	716	926	716	186	186

* Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.

   (An Israeli Corporation)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli shekels				Convenience translation into U.S. dollars
	12 month period ended December 31,		3 month period ended December 31,		12 month period ended December 31,	3 month period ended December 31,
	2015	2016	2015	2016	2016	2016
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
Cash generated from operations:
Profit (loss) for the period	(40)	52	(65)	(7)	14	(2)
Adjustments for:
Depreciation and amortization (including impairment)	641	565	174	138	147	36
Amortization (including impairment) of deferred expenses - Right of use	112	30	85	9	8	2
Amortization of employee share based compensation	17	45	7	9	12	2
Liability for employee rights upon retirement, net	(12)	(3)	(10)		(1)
Finance costs, net	(8)	1	(9)	(1)	*	*
Change in fair value of derivative financial instruments	(2)	*	(1)	*	*	*
Interest paid	137	108	58	28	28	7
Interest received	(3)	(2)	(1)	*	(1)	*
Deferred income taxes	(40)	10	(39)	(2)	3	(1)
Income tax paid	33	30	2	10	8	3
Capital loss (gain) from property and equipment	*	*	*	(1)	*	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(183)	226	28	104	58	27
Other	(13)	(9)	(9)	(17)	(2)	(4)
Increase (decrease) in accounts payable and accruals:
Trade	(5)	(38)	(58)	(35)	(10)	(9)
Other payables	(12)	*	(31)	38	*	10
Provisions	19	*	11	6	*	2
Deferred revenues with respect to settlement agreement with Orange	325	(217)	175	(54)	(56)	(14)
Deferred revenues from HOT mobile		227		173	59	45
Other deferred revenues	(6)	10	1	4	3	1
Increase in deferred expenses - Right of use	(34)	(80)	(12)	(28)	(22)	(8)
Current income tax liability	11	(4)	10	(15)	(1)	(4)
Decrease (increase) in inventories	18	24	(29)	(36)	6	(9)
Cash generated from operations	955	975	287	323	253	84

      * Representing an amount of less than 1 million.

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels				Convenience translation into U.S. Dollars	Convenience translation into U.S. Dollars
	12 month period ended December 31,	12 month period ended December 31,	3 month period ended December 31,	3 month period ended December 31,	12 month period ended December 31,	3 month period ended December 31,
	2015	2016	2015	2016	2016	2016
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
Net cash provided by operating activities	922	945	285	313	245	81
Net cash used in investing activities	(356)	(639)	(55)	(496)	(166)	(129)
Short-term investment in deposits		452		452	118	118
Adjusted Free Cash Flow	566	758	230	269	197	70

Interest paid	(137)	(108)	(58)	(28)	(28)	(7)
Adjusted Free Cash Flow After Interest	429	650	172	241	169	63

Total Operating Expenses (OPEX)	New Israeli Shekels				Convenience translation into U.S. Dollars	Convenience translation into U.S. Dollars
	12 month period ended December 31,	12 month period ended December 31,	3 month period ended December 31,	3 month period ended December 31,	12 month period ended December 31,	3 month period ended December 31,
	2015	2016	2015	2016	2016	2016
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
Cost of revenues – Services	2,592	2,276	698	555	592	144
Selling and marketing expenses	417	426	122	96	111	25
General and administrative expenses	223	263	53	75	68	20
Depreciation and amortization (2)	(753)	(595)	(258)	(147)	(155)	(38)
Other (1)	(16)	(46)	(7)	(9)	(12)	(3)
OPEX	2,463	2,324	608	570	604	148

(1)	Mainly amortization of employee share based compensation.
(2)	Including impairment charges.

Key Financial and Operating Indicators (unaudited)*

NIS M unless otherwise stated	Q4' 14	Q1' 15	Q2' 15	Q3' 15	Q4' 15	Q1' 16	Q2' 16	Q3' 16	Q4' 16	2015	2016
Cellular Segment Service Revenues	613	579	581	587	550	543	527	531	498	2,297	2,099
Cellular Segment Equipment Revenues	282	277	271	234	269	244	188	139	158	1,051	729
Fixed-Line Segment Service Revenues	250	232	226	225	223	222	219	220	205	906	866
Fixed-Line Segment Equipment Revenues	18	18	16	12	22	23	17	12	11	68	63
Reconciliation for consolidation	(55)	(52)	(50)	(52)	(57)	(55)	(54)	(53)	(51)	(211)	(213)
Total Revenues	1,108	1,054	1,044	1,006	1,007	977	897	849	821	4,111	3,544
Gross Profit from Equipment Sales	61	59	67	52	61	56	42	28	18	239	144
Operating Profit (Loss)	73	56	67	32	(48)	54	67	64	8	107	193
Cellular Segment Adjusted EBITDA	161	148	160	137	152	142	155	156	109	597	562
Fixed-Line Segment Adjusted EBITDA	88	79	76	59	65	80	73	64	55	279	272
Total Adjusted EBITDA	249	227	236	196	217	222	228	220	164	876	834
Adjusted EBITDA Margin (%)	22%	22%	23%	19%	22%	23%	25%	26%	20%	21%	24%
OPEX	630	604	601	650	608	612	572	570	570	2,463	2,324
Impairment charges on operating profit					98					98
Income with respect to settlement agreement
with Orange				23	38	54	54	55	54	61	217
Finance costs, net	36	18	46	40	39	24	28	30	23	143	105
Profit (loss)	24	25	9	(9)	(65)	14	26	19	(7)	(40)	52
Capital Expenditures (cash)	90	128	111	64	56	48	57	44	47	359	196
Capital Expenditures (additions)	145	50	84	51	86	34	40	44	84	271	202
Adjusted Free Cash Flow	71	21	24	291	230	114	160	215	269	566	758
Adjusted Free Cash Flow After Interest	21	8	(28)	277	172	89	119	201	241	429	650
Net Debt	2,612	2,581	2,626	2,355	2,175	2,079	1,964	1,768	1,526	2,175	1,526
Cellular Subscriber Base (Thousands)	2,837	2,774	2,747	2,739	2,718	2,692	2,700	2,693	2,686	2,718	2,686
Post-Paid Subscriber Base (Thousands)	2,132	2,112	2,112	2,136	2,156	2,174	2,191	2,215	2,241	2,156	2,241
Pre-Paid Subscriber Base (Thousands)	705	662	635	603	562	518	509	478	445	562	445
Cellular ARPU (NIS)	71	69	70	71	67	67	65	66	62	69	65
Cellular Churn Rate (%)	11.5%	12.7%	10.9%	10.8%	11.1%	11.2%	9.8%	9.7%	9.4%	46%	40%
Number of Employees (FTE)	3,575	3,535	3,354	3,017	2,882	2,827	2,740	2,742	2,686	2,882	2,686

*	See footnote 2 regarding use of non-GAAP measures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

           Dated: March 30, 2017